

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

22 July 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.





Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 21 July 2005 as published in the South China Morning Post in Hong Kong on 22 July 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary



IK/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTION – DISPOSAL OF SHARES AND SHAREHOLDER'S LOAN IN SHANGRI-LA INTERNATIONAL HOTELS (NINGBO) LTD.

The Directors announce that on 20 July 2005, Seanoble, a wholly owned subsidiary of SA, agreed to sell to Greatmagic its 5% attributable interest in Ningbo Hotel.

The Sale is effected through the sale of Seanoble's 5% equity interest in Shangri-La Ningbo and the assignment of 5% of the shareholder's loan due to Seanoble from Shangri-La Ningbo under the Sale and Purchase Agreement at a consideration of HK$5 and US$1,520,000 respectively. Shangri-La Ningbo holds 100% interest in PRC Ningbo which is the owner and developer of Ningbo Hotel. Ningbo Hotel is a hotel development project situated at Ningbo, PRC, construction of which is in progress. Subject to the approval of the relevant PRC government authorities, the total development cost of Ningbo Hotel is currently estimated to be approximately US$155 million. Greatmagic is expected to provide its proportionate share of all the future development cost being a funding obligation which is currently estimated to be approximately US$6,230,000.

Greatmagic is owned as to 60% by Mr. Chana Asdathorn (the spouse of a director of a subsidiary of SA and hence, a connected person of SA) and 40% by other family members of Mr. Chana Asdathorn. Thus, Greatmagic is a connected person of SA by virtue of its being an associate of Mr. Chana Asdathorn. Accordingly, transactions contemplated under the Sale and Purchase Agreement (including the Sale) constitute connected transactions of SA under Rule 14A.13 of the Listing Rules. Since the relevant percentage ratios (other than profits ratio) for the aggregate of the Consideration and Greatmagic's future funding obligation are less than 2.5% but exceed 0.1%, the transactions contemplated under the Sale and Purchase Agreement are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of the transactions will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

DETAILS OF THE SALE AND PURCHASE AGREEMENT ARE AS FOLLOWS:

Date of Sale and Purchase Agreement

20 July 2005

Parties

Vendor	:	Seanoble
Purchaser	:	Greatmagic

Subject matter of the Sale and Purchase Agreement

1. *Assets to be sold under the Sale and Purchase Agreement are as follows:*

   Sale Shares: 5 ordinary shares of HK$1 each in the share capital of Shangri-La Ningbo, being 5% of the issued share capital of Shangri-La Ningbo.

   Sale Loan: the benefit and interest of the shareholder's loan in the amount of US$1,520,000 due by Shangri-La Ningbo to Seanoble, being 5% of the entire shareholder's loan in the amount of US$30,400,000 owing by Shangri-La Ningbo to Seanoble. The shareholder's loan is unsecured, non-interest bearing and repayable on demand.

   The principal asset of Shangri-La Ningbo is its 100% shareholding interest in PRC Ningbo represented by registered capital of US$25,000,000 which has been fully paid up in cash and a shareholder's loan to PRC Ningbo in the amount of US$5,400,000. The shareholder's loan is unsecured, non-interest bearing and repayable on demand.

   The principal asset of PRC Ningbo is its 100% interest in Ningbo Hotel situated at Ningbo, PRC which is still under construction and is expected to be completed in mid 2008.

   Upon completion of the Sale, Ningbo Hotel will be beneficially owned as to 95% by Seanoble and 5% by Greatmagic. There will be no impact on the management of Shangri-La Ningbo and PRC Ningbo as Greatmagic will not appoint any director to the board of directors of Shangri-La Ningbo and PRC Ningbo.

   The Sale is not subject to any conditions.

2. *Future Funding*

   Pursuant to the Sale and Purchase Agreement, Greatmagic shall provide future funding for the business of Shangri-La Ningbo by way of shareholder's loan (on the same terms as the existing shareholder's loans or on such other terms and conditions as determined by the board of directors of Shangri-La Ningbo from time to time) in proportion to its shareholding interest in Shangri-La Ningbo and/or by providing guarantees and/or securities to the lender, in case external borrowing is obtained, provided that the guaranteed or secured amount shall be several and in proportion to its shareholding interest in Shangri-La Ningbo.

Completion Date

30 July 2005 or such other date as Seanoble and Greatmagic may agree from time to time. Further announcement will be made if the Sale is not completed on 30 July 2005.

Consideration and Future Funding

The consideration for the sale of the Sale Shares is HK$5 and the consideration for the assignment of the Sale Loan is US$1,520,000 which shall be payable in cash by Greatmagic to Seanoble on the Completion Date.

The Consideration was determined by reference to the par value of the Sale Shares and the outstanding amount of the shareholder's loan due by Shangri-La Ningbo to Seanoble as at 30 June 2005. The Consideration was negotiated and determined on an arm's length basis and on normal commercial terms.

Subject to the approval of the relevant PRC government authorities, the total development cost of Ningbo Hotel is currently estimated to be approximately US$155 million. Greatmagic is expected to provide its proportionate share of all the future funding which is currently estimated to be approximately US$6,230,000 to Shangri-La Ningbo for the development and construction of Ningbo Hotel, being 5% of the estimated total development cost of Ningbo Hotel less the Sale Loan. Such future funding shall be provided by Greatmagic by way of shareholder's loan to Shangri-La Ningbo and/or the provision of guarantees and/or securities.

Reasons for the Sale

Mr. Chana Asdathorn and his family members have been strategic investors of Shangri-La Hotel Public Company Limited which holds interest in an operating hotel in Bangkok and a resort under development in Chiang Mai, Thailand. Shangri-La Hotel Public Company Limited is currently owned as to 73.61% by SA and as to 17.42% by Mr. Chana Asdathorn and his family members. The sale of the Sale Shares and the Sale Loan to Mr. Chana Asdathorn will strengthen the co-operation between the parties and will allow SA Group to exploit more efficiently any development or expansion opportunities that may arise in Thailand.

The proceeds from the Sale are intended to be re-invested into Shangri-La Ningbo by SA to meet the future funding requirement of Ningbo Hotel.

INFORMATION ON SA GROUP, SEANOBLE, SHANGRI-LA NINGBO, PRC NINGBO AND GREATMAGIC

The principal activities of the SA Group are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

The principal activity of Seanoble is investment holding.

Shangri-La Ningbo was incorporated on 20 November 1997 and is an investment holding company. Its principal assets include 100% equity interest in PRC Ningbo and a shareholder's loan of US$5,400,000 granted to PRC Ningbo. Based on the consolidated management accounts as at 31 May 2005 which are prepared in accordance with accounting principles generally accepted in Hong Kong, Shangri-La Ningbo had a deficit on shareholder's funds of US$814,000 and a shareholder's loan of US$30,400,000. The deficit is mainly due to the amortisation of the land use right for the piece of land on which the Ningbo Hotel is to be constructed. Consolidated total assets as at that date was US$27,704,000 which mainly included the net book value of the land use right and property under development of US$24,799,000, deposit/prepayment paid for construction contracts of US$1,980,000 and cash and bank balances of US$864,000. The amount of loss before tax (and loss after tax) for the financial years ended 31 December 2003 and 2004 and for the five months ended 31 May 2005 were US$1,000, US$563,000 and US$242,000 respectively.

PRC Ningbo was incorporated on 8 October 2003 and its principal business is the ownership and development of the Ningbo Hotel which is currently under construction and is expected to be completed in mid 2008. The land use right of the land on which the Ningbo Hotel is to be constructed was acquired by PRC Ningbo in 2004. The Ningbo Hotel will be a five-star hotel currently estimated to have 563 rooms and 60 serviced apartments and will be managed by the SA Group.

The principal activity of Greatmagic is investment holding.

LISTING RULES IMPLICATION

Seanoble is a wholly owned subsidiary of SA. Greatmagic is owned as to 60% by Mr. Chana Asdathorn (the spouse of a director of a subsidiary of SA and hence, a connected person of SA) and 40% by other family members of Mr. Chana Asdathorn. Thus, Greatmagic is a connected person of SA by virtue of its being an associate of Mr. Chana Asdathorn under the Listing Rules.

The transactions contemplated under the Sale and Purchase Agreement (including the Sale) constitute connected transaction of SA under Rule 14A.13 of the Listing Rules. Since the relevant percentage ratios (other than profits ratio) for the aggregate of the Consideration and Greatmagic's future funding obligations exceed 0.1% but are less than 2.5%, the transactions contemplated under the Sale and Purchase Agreement are only subject to the reporting and announcement requirements under Rule 14A.45 to 14A.47 of the Listing Rules. Details of the transactions will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

The Directors, including the independent non-executive Directors, of SA are of the view that the terms of the Sale and Purchase Agreement are on normal commercial terms, which are arrived at after arm's length negotiations between Seanoble and Greatmagic and are fair and reasonable, and in the interests of SA and its shareholders as a whole.

DEFINITIONS

"connected person"	has the meaning ascribed to it under the Listing Rules;
"Consideration"	the consideration for the sale of the Sale Shares and the consideration for the assignment of the Sale Loan;
"Directors"	directors of SA;
"Greatmagic"	Greatmagic Investments Limited, a company incorporated in the British Virgin Islands which is owned as to 60% by Mr. Chana Asdathorn and 40% by his family members;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Ningbo Hotel"	a hotel development project situated at Jiangdong North Road in the east, Proposed Road in the south, Dadai Street in the west and Baizhang Road in the north, Ningbo, PRC and known as Shangri-La Hotel, Ningbo;
"percentage ratios"	has the meaning ascribed to it under the Listing Rules;
"PRC"	The People's Republic of China;
"PRC Ningbo"	a wholly foreign owned enterprise incorporated under the laws of PRC and known as Shangri-La Hotel (Ningbo) Co., Ltd.;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Hong Kong Stock Exchange with secondary listing on the Singapore Exchange Securities Trading Limited;
"SA Group"	SA and its subsidiaries;
"Sale"	the sale by SA Group of a 5% interest in Ningbo Hotel to Greatmagic which is effected through the sale of the Sale Shares and the assignment of the Sale Loan;
"Sale and Purchase Agreement"	the Sale and Purchase Agreement dated 20 July 2005 entered into between Seanoble and Greatmagic in relation to the Sale;
"Sale Loan"	the benefit and interest of the shareholder's loan in the amount of US$1,520,000 due by Shangri-La Ningbo to Seanoble which will be assigned to Greatmagic pursuant to the Sale and Purchase Agreement;

"Sale Shares"	the 5 ordinary shares of HK$1 each in the share capital of Shangri-La Ningbo representing 5% of the entire issued share capital of Shangri-La Ningbo which will be sold by Seanoble to Greatmagic pursuant to the Sale and Purchase Agreement;
"Seanoble"	Seanoble Assets Limited, a company incorporated in the British Virgin Islands and is a wholly owned subsidiary of SA;
"Shangri-La Ningbo"	Shangri-La International Hotels (Ningbo) Ltd., a company incorporated in Samoa and is a wholly owned subsidiary of Seanoble;
"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 21 July 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*